NEWS

Client: AMERICAN ISRAELI PAPER MILLS LTD. Agency Contact: PHILIP Y. SARDOFF For Release: IMMEDIATE

American Israeli Paper Mills Ltd/Carmel Container Systems Ltd.

Below is a press release issued today by Carmel Container Systems Ltd. ("Carmel") (ASE:KML).

American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM] holds 26.25% of the outstanding shares of Carmel and its holding will not be significantly changed following the consummation of the transactions described in the following press release:

"Caesarea, Israel, January 2, 2003....Carmel Container Systems Ltd. ("Carmel") has announced that yesterday it has entered into an agreement, pursuant to which it would purchase all the shares of Best Carton Ltd. ("Best") from the shareholders of Best. In consideration for such Best shares, Carmel will issue to Best's shareholders such number of newly-issued ordinary shares of Carmel as will constitute 27.9% of the outstanding ordinary shares of Carmel (excluding dormant shares) following the issuance and the consummation of the transaction with Ampal described below.

Carmel is engaged in the manufacturing and marketing of paperboard based packaging products for use in the industrial, food and agricultural sectors in Israel. Best is an Israeli company engaged in the production and marketing of corrugated containers.

The consummation of the transaction is contingent upon fulfillment of several conditions (including the consummation of the transaction with Ampal described below), the approval of the general meeting of Carmel and upon obtaining the authorizations required by law including the approval of the Supervisor of Restrictive Business Practices in Israel.

Concurrently, Tri-Wall, a wholly owned subsidiary of Carmel entered into an agreement with Ampal Enterprises Ltd. and Ampal American Israel Corporation (" Ampal") , which is a member of the controlling group of Carmel, pursuant to which Tri-Wall will acquire all of Ampal's holdings in Carmel (522,000 shares, which currently constitute 21.75% of the currently outstanding ordinary shares of Carmel) , in consideration for $ 6.75 per share in cash. Following this transaction, the acquired shares shall become dormant shares. The consummation of this transaction is contingent upon the consummation of the above-mentioned transaction with Best and upon obtaining the authorizations required by law."